April 9, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (973) 924-5192

Domenick A. Cama
Executive Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

>   **Re: Investors Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2006**
>   **Filed September 15, 2006**
>   **File No. 000-51557**

Dear Mr. Cama:

We have reviewed your response letter dated March 16, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2006

Financial Statements

Note (4), "Securities Held-to-Maturity", page 64

1.   We refer to your response to Comment 2.   Considering the materiality of the
      gross unrealized losses on held-to-maturity securities with respect to pre-tax
      income, in future annual and interim filings please include in Management's
      Discussion and Analysis a discussion of the following:

      • Any recognized or *potential* other-than-temporary impairment if it is
        considered to be a known material event or uncertainty, an unusual or
        infrequent event or if it is necessary to understand the Company's financial
        condition and results of operations.   Refer to examples of changes in
        circumstances in paragraph 8 of SFAS 115.

      • Any potential risks and uncertainties regarding future declines, and the
        estimated effects that the material declines would have on the Company's
        liquidity.

Note (5), Securities Available-for-Sale, page 67

2.   We refer to your response to Comment 4. Please tell us and describe in future
      filings what was the basis for selecting the individual securities that were sold as a
      result of the meeting on November 15, 2006 of the Company's Asset and
      Liability Committee (the Committee). Consider in your response the following:

      • The risk characteristics of the securities sold relative to those of the remaining
        available-for-sale securities portfolio for which you state there is no other-
        than-temporary impairment.

      • The discussion of the Committee with respect to current changes in the market
        interest rates and the inverted yield curve would appear to apply to the total
        portfolio of mortgage-backed securities classified as available-for-sale
        securities including the remaining unsold portfolio.

3.   Explain to us what were the specific events or changes in risk characteristics that occurred *after* the September 30, 2006 10-Q was filed on November 9, 2006 and *before* the meeting of the Asset and Liability committee with the consultants on November 15, 2006 that resulted in the Company's change in its ability and intent to hold a portion of the securities available-for-sale securities until their fair value was recovered. Provide us with persuasive evidence that the conditions that prompted management's decision to restructure their balance sheet during this period:

- Were not existent or not material in prior in prior fiscal and interim periods to result in an other-than-temporary impairment to the available-for sale securities; and

- Will not result in other-than-temporary impairments to the remaining available-for-sale portfolio in future periods.

Form 10-Q for the period ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at September 30, 2006 and June 30, 2006, page 11

4.   We refer to your response to Comment 6. Tell us and in future filings please include in your discussion of the collection status of the two non-performing loans for $8.5 million the following:

- The extent of the Company's rights as a secured creditor under the bankruptcy laws with respect to the full repayment of principal and interest due on the two residential construction loans;

- The dollar amount or percent to which these construction loans are collateralized by the assets that are being sold off as a result of the bankruptcy proceedings;

- A probability assessment, similar to that included your response letter, with respect to your belief that all contractual amounts due under the loans will be collected and the risk of loss on these loans is remote.

- A discussion, as we had previously requested, of the Company's assessment of the recent increase in nonperforming loans as indicative of a trend in construction loans and the expected effects on future operations, cash flow and liquidity.

*   *   *

Domenick A. Cama
Investors Bancorp, Inc.
April 9, 2007
Page 4 of 4

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief